Exhibit 99.1

360 Finance Announces Changes to Management

SHANGHAI, China, July 12, 2020 (GLOBE NEWSWIRE) — 360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced the appointment of Mr. Alex Xu as the Chief Financial Officer of the Company in replacement of Mr. Jiang Wu, and the appointment of Mr. Jiang Wu as the Chief Strategy Officer of the Company, effective immediately. Upon taking the new position, Mr. Jiang Wu will focus on assisting the Chief Executive Officer of the Company in making mid to long-term strategic planning and in facilitating the comprehensive cooperation between the Company and its important ecosystem partners such as banks in strategic cooperation relationship with us.

The Company also announced that Mr. Yan Zheng and Mr. Zhiqiang He, current Vice Presidents of the Company, have been promoted as the Chief Risk Officer of the Company and the Senior Vice President of the Company, respectively, effective immediately.

These management changes will enable the Company to better implement its growth strategy and to meet the needs of its future development as well as further strengthen its organization in the ever changing market environment.

Mr. Alex Xu has been serving as our Senior Advisor since October 2019. Mr. Xu has extensive experiences in capital market, corporate finance and business management. Prior to joining us, Mr. Xu served as the Chief Financial Officer of Dashu Financial Services Co., Ltd. from September 2018. He was a Co-Chief Financial Officer of Qihoo 360 (NYSE:QIHU) from February 2011 to August 2016. Prior to that, Mr. Xu was a Managing Director at Cowen & Company, LLC. He also served as the Chief Financial Officer of Yeecare Holdings in 2010, and from May 2008 to March 2010, as the Chief Strategy Officer of China Finance Online Co., Ltd. Mr. Xu was a Senior Vice President at Brean Murray, Carret & Co from 2007 to 2008. He was part of a top-ranked research team at Banc of America Securities, LLC from 2003 to 2007, and worked at investment research department of UBS AG from 2002 to 2003. Mr. Xu received his bachelor’s degree in Applied Physics from Beijing University of Posts and Telecommunications and an M.B.A. degree from Cornell University. Mr. Xu is a CFA charter holder.

Mr. Hongyi Zhou, the Chairman of the Board, commented, “Mr. Wu, Mr. Xu, Mr. Zheng and Mr. He are veteran members in business management. We have been working with each other seamlessly before this management adjustment. We warmly welcome the four distinguished members to their new positions. We believe that they will continue to play a positive role in the future development of 360 Finance and deliver long-term shareholder value.”

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

For more information, please visit: http://ir.360jinrong.net/

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 360 Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance

E-mail: ir@360jinrong.net

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com